North America Structured Investments

J.P.Morgan

3yr J.P. Morgan Efficiente® Plus DS 5 Index (Net ER) CD

Overview

The certificates of deposit ("CDs") provide exposure to the J.P. Morgan Efficiente Plus DS 5 Index (Net ER) (the "Index"), a member of J.P. Morgan's family of Efficiente indices that takes advantage of the convenience of exchange-traded products as well as the rapidly growing investment options available with ETFs to provide exposure to a wide range of asset classes and regions. On a monthly basis, the Index selects from a universe of 20 ETFs and a cash index (together, the "Basket Constituents"), in accordance with the index methodology. The Index attempts to maintain its 5% volatility threshold on a daily basis by varying the exposure the Index takes to the Basket Constituents daily — increasing the exposure to the Basket Constituents when the volatility of the portfolio decreases, and decreasing the exposure when the volatility of the portfolio increases, subject to certain constraints. The Index levels incorporate the daily deduction of a notional financing cost and a daily deduction of 0.85% per annum.

The CDs may be appropriate for investors seeking asset and geographical diversification and full repayment of principal at maturity, with no interest or dividend payments during the term of the CDs. The CDs are FDIC insured up to applicable limits. Any payment in excess of principal will not be insured prior to the Observation Date or, if applicable in the case of a commodity hedging disruption event, such earlier date upon which the return payable at maturity is determined. Any payment on the CDs in excess of FDIC insurance limits, including repayment of principal, is subject to the credit risk of JPMorgan Chase Bank, N.A.

Summary of Terms

Issuer:	JPMorgan Chase Bank, N.A.
Index:	J.P. Morgan Efficiente® Plus DS 5 Index (Net ER)
Index Ticker:	EFPLUS5D
Participation Rate:	At least 225.00%*
Initial Value:	The closing level of the Index on the Pricing Date
Final Value:	The closing level of the Index on the Observation Date
Index Return:	(Final Value – Initial Value) / Initial Value
Pricing Date:	November 22, 2022
Observation Date:	November 24, 2025
Maturity Date:	November 28, 2025
CUSIP:	46593LZ28
Term Sheet:	http://sp.jpmorgan.com/document/cusip/46593LZ28/doctype/Product_Termsheet/document.pdf

Estimated Value: The estimated value of the CDs as determined by J.P. Morgan Securities LLC, when the terms of the CDs are set, will not be less than $900.00 per $1,000 CD. For more information about the estimated value of the CDs, which likely will be lower than the price you paid for the CDs, or the Annual Percentage Yield ("APY") please see the hyperlink above.

Return Profile

If the Final Value is greater than the Initial Value, you will receive a cash payment that provides you with a return per $1,000 CD equal to the Index Return multiplied by the Participation Rate. If held to maturity you will receive a full repayment of principal on the CDs, even if the Index declines, subject to the credit risk of JPMorgan Chase Bank, N.A. above the applicable FDIC insurance limits.

*To be determined on the Pricing Date, but not less than 225.00%

**Reflects a Participation Rate of 225.00% for illustrative purposes. The hypothetical returns and hypothetical payments on the CDs shown above apply only at maturity. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

Capitalized terms used but not defined herein shall have the meanings set forth in the preliminary term sheet.

Hypothetical Returns on the CDs at Maturity**



Index Performance
CD Payoff at Maturity
$2,000
$1,900
$1,800
$1,700
$1,600
$1,500
$1,400
$1,300
$1,200
$1,100
$1,000
$900
$800
$700
Payment at Maturity
-30%
-20%
-10%
0%
10%
20%
30%
40%
Index Return

Hypothetical Index Return	Hypothetical CD Return	Hypothetical Payment at Maturity (per $1,000 CD)
80.00%	180.00%	$2,800.00
50.00%	112.50%	$2,125.00
40.00%	90.00%	$1,900.00
30.00%	67.50%	$1,675.00
20.00%	45.00%	$1,450.00
10.00%	22.50%	$1,225.00
5.00%	11.25%	$1,112.50
0.00%	0.00%	$1,000.00
-5.00%	0.00%	$1,000.00
-15.00%	0.00%	$1,000.00
-30.00%	0.00%	$1,000.00
-100.00%	0.00%	$1,000.00

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com

North America Structured Investments

J.P.Morgan

3yr J.P. Morgan Efficiente® Plus DS 5 Index (Net ER) CD

Selected Benefits

- The CDs offer full repayment of principal at maturity.
- FDIC-insured up to applicable limits, thereafter subject to the credit risk of JPMorgan Chase Bank, N.A.
- The Index seeks to provide a dynamic and diversified asset allocation based on modern portfolio theory. The Index tracks the return of (a) a notional dynamic portfolio consisting of up to 20 exchange-traded funds, in each case with distributions, if any, notionally reinvested, and the J.P. Morgan Fallback Cash Index, less (b) the daily deduction of a notional financing cost and a daily deduction of 0.85% per annum, while targeting a specific volatility on a daily basis.
- The Basket Constituents are as follows (see applicable underlying supplement and term sheet for more information):

Vanguard S&P 500 ETF	Vanguard Small-Cap ETF	Vanguard FTSE Developed Markets ETF	iShares® MSCI EAFE Small-Cap ETF
Vanguard FTSE Emerging Markets ETF	iShares® 20+ Year Treasury Bond ETF	iShares® 7-10 Year Treasury Bond ETF	iShares® iBoxx $ Investment Grade Corporate Bond ETF
iShares® TIPS Bond ETF	Vanguard Short-Term Corporate Bond ETF	SPDR® Bloomberg High Yield Bond ETF	PIMCO 0-5 Year High Yield Corporate Bond Index ETF
Invesco Senior Loan ETF	iShares® Preferred and Income Securities ETF	iShares® J.P. Morgan USD Emerging Markets Bond ETF	Vanguard Real Estate ETF
VanEck® Gold Miners ETF	Alerian MLP ETF	Invesco DB Commodity Index Tracking Fund	iShares® Gold Trust
J.P. Morgan Fallback Cash Index			

Selected Risks

- The CDs may not pay more than the principal amount at maturity.
- The level of the Index will reflect a 0.85% per annum daily deduction and the deduction of a notional financing cost.
- The Index involves risks associated with the Index's momentum investment strategy, which may not be successful, and the Index may not approximate its initial volatility threshold or outperform an alternative strategy.
- The CDs may be subject to the credit risk of JPMorgan Chase Bank, N.A.
- No interest payments, dividend payments or voting rights.

Selected Risks (continued)

- Risks associated with non-U.S. securities market (including emerging markets and currency exchange risks), small capitalization stocks, preferred stocks and hybrid securities, fixed income securities and loans (including interest rate-related and credit risks), mortgage-backed securities, leveraged loans, REITs and master limited partnerships, commodity futures, gold and the uncertain legal and regulatory regimes that govern commodity futures.
- Our affiliate, J.P. Morgan Securities LLC (who we refer to as JPMS), is the Index Sponsor and Index Calculation Agent and may adjust the Index in a way that affects its level.
- Changes in the value of Basket Constituents may offset each other.
- The daily adjustment of the exposure of the Index to the monthly portfolio(s) of Basket Constituents may cause the Index not to reflect fully any price appreciation or to magnify any price depreciation of the monthly portfolio(s).
- A significant portion of the Index's exposure may be allocated to the Bond Constituents and the Cash Constituent.
- We may determine the Additional Amount for your CDs early if a commodity hedging disruption event occurs.
- Any payment in excess of principal will not be insured prior to the Observation Date or, if applicable in the case of a commodity hedging disruption event, such earlier date upon which the return payable at maturity is determined. Any payment on the CDs in excess of FDIC insurance limits, including repayment of principal, is subject to the credit risk of JPMorgan Chase Bank, N.A.
- JPMS's estimated value of the CD will be lower than the original issue price of the CDs.
- JPMS's estimated value does not represent future values and may differ from others' estimates.
- JPMS's estimated value is derived by reference to an internal funding rate.
- The value of the CDs as determined by JPMS (which may be reflected in customer account statements) may be higher than JPMS's then-current estimated value of the CDs for a limited time period.
- The tax consequences of the CDs may be uncertain. You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the CDs.
- Lack of liquidity: JPMS intends to offer to purchase the CDs in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase CDs from you in the secondary market, if at all, may result in a significant loss of your principal.
- Potential conflicts: We and our affiliates play a variety of roles in connection with the CDs, including acting as calculation agent, hedging our obligations under the CDs and making the assumptions used to determine the pricing of the CDs and the estimated value of the CDs when the terms are set. It is possible that such hedging or trading activities of ours or our affiliates could result in substantial returns for us or our affiliates while the value of the CDs decline.

The risks identified above are not exhaustive. Please see "Risk Factors" in the applicable disclosure statement and underlying supplement and "Selected Risk Considerations" in the term sheet for additional information.

Start Small Think Big

Since September 2022, JPMorgan Chase & Co., our parent company, and/or its affiliates (collectively, "J.P. Morgan") have made unconditional and irrevocable donations of $600,000, in the aggregate, to Start Small Think Big to support one or several diverse entrepreneurship projects. According to Start Small Think Big, these projects are part of a larger initiative that aims to promote financial security and stimulate economic activity in marginalized communities. There is no assurance that these projects will be successful or be completed as intended. These donations and the amounts of these donations are not contingent on the sale of the CDs and will not impact the final terms of the CDs.

We have derived certain information about SSTB to the right from publicly available information, without independent verification. J.P. Morgan's donations are not intended to comply with the Social Bond Principles, June 2021. These donations are not a Commercial Co-Venture with SSTB.

Who is SSTB?

SSTB states that it helps entrepreneurs with high potential and limited access to the resources needed to create thriving and sustainable businesses by providing legal, financial and marketing assistance, at no cost. For additional information about SSTB, see Annex A of the term sheet in the hyperlink above.

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com

North America Structured Investments 3yr J.P. Morgan Efficiente® Plus DS 5 Index (Net ER) CD J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com Disclaimer Donation Information: J.P. Morgan has made unconditional and irrevocable donations to Start Small Think Big to support one or several diverse entrepreneurship projects. These donations are not contingent on the sale of the CDs and will not impact the final terms of the CDs. We or our affiliates expect to realize profits for assuming risks inherent in hedging our obligations under the CDs. Some of these projected profits, if any, may be used to offset a portion of the donations. The issuance of the CDs and the related use of proceeds are not intended to comply with the Social Bond Principles, June 2021. See “Supplemental Donation Information” in the applicable term sheet for additional information. The information contained in this document is for discussion purposes only. Any information relating to performance contained in these materials is illustrative and no assurance is given that any indicative returns, performance or results, whether historical or hypothetical, will be achieved. These terms are subject to change, and J.P. Morgan undertakes no duty to update this information. This document shall be amended, superseded and replaced in its entirety by a subsequent term sheet or disclosure supplement, and the documents referred to therein. In the event any inconsistency between the information presented herein and any such term sheet or disclosure supplement, such term sheet or disclosure supplement shall govern. IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties. Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisers as to these matters. This material is not a product of J.P. Morgan Research Departments.